FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of July 2005

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




The following news release was issued today by The Saudi British Bank, a 40 per cent indirectly-held associate of HSBC Holdings plc.

                             THE SAUDI BRITISH BANK
                      FIRST HALF 2005 RESULTS - HIGHLIGHTS

   *Net profit of SAR1,200 million (US$320 million) for the six months ended 30 June 2005 - up SAR366 million (US$98 million) or 44.0 per cent over the same period in 2004^.

   *Customer deposits of SAR44.5 billion (US$11.9 billion) at 30 June 2005 - up SAR5.2 billion (US$1.4 billion) or 13.2 per cent over 30 June 2004.

   *Loans and advances to customers of SAR35.4 billion (US$9.4 billion) at 30 June 2005 - up SAR7.4 billion (US$1.9 billion) or 26.6 per cent over 30 June 2004.

   *Total assets of SAR60.5 billion (US$16.1 billion) at 30 June 2005 - up SAR10.5 billion (US$2.8 billion) or 21.0 per cent over 30 June 2004.

   *Earnings per share of SAR24.00 (US$6.40) for the six months ended 30 June
    2005 - up 44.0 per cent from SAR16.67 (US$4.45) over the same period in 2004^.

^ Net profit and earnings per share for the six months ended 30 June 2004 have been restated to reflect the adoption of the revised International Accounting Standard 39 - Financial Instruments: Recognition and Measurement.

Commentary

The Saudi British Bank (SABB) recorded a net profit of SAR1,200 million (US$320 million) for the six months ended 30 June 2005. This represents an increase of
44.0 per cent over the SAR834 million (US$222 million) earned in the same period in 2004. Earnings per share increased to SAR24.00 (US$6.40) compared to SAR16.67 (US$4.45) for the same period last year^.

Customer deposits increased to SAR44.5 billion (US$11.9 billion) at 30 June 2005 from SAR39.3 billion (US$10.5 billion) at 30 June 2004.

Loans and advances to customers increased to SAR35.4 billion (US$9.4 billion) at 30 June 2005 from SAR28.0 billion (US$7.5 billion) at 30 June 2004.

The bank's investment portfolio totalled SAR17.0 billion (US$4.5 billion) at 30 June 2005, an increase from SAR15.4 billion (US$4.1 billion) at 30 June 2004.

Geoff Calvert, managing director of The Saudi British Bank, said: "First half results have been very strong. Operating revenues continue to trend well above 2004 levels. While non-funds income continues to benefit from a buoyant local equity market, growth has been strong across all areas. The bank's cost:income ratio has continued to improve due to successful management of the cost base while investing in new growth opportunities. Our loan and deposit growth has been strong, in part reflecting good macro-economic conditions in the Saudi economy. Credit quality remains sound with a continued low level of provisions for credit losses. Capital and liquidity positions remain strong.

"Following the success of the first eurobond issued by a Saudi company in the first quarter of 2005, SABB completed another first with the closing of a funding deal with the International Finance Corporation to support SABB's Sharia compliant Al Amanah Islamic Personal Home Loan Financing product.

"The Saudi British Bank has been chosen as 'Best Equities House in the Kingdom of Saudi Arabia for 2005' by Euromoney magazine. The award recognises the bank's leading position in the banking sector.

"All areas of the bank are performing well. We continue to look for new opportunities and develop new products and services for our customers in the Kingdom.

"The Directors have approved the payment of a net interim dividend of SAR10.00 per share (gross dividend of SAR10.52 per share). This represents a total gross interim dividend payment of SAR526 million, an increase of 11.8 per cent compared to the same period last year.

"We thank our customers for their continued support, and our staff for their commitment and contribution to the bank's success."


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  12 July 2005